UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

59804T407

(CUSIP Number)

Eric Ross

Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Capital Management II GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Avenue Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) GL Energy Opportunities Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 59804T407		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc Lasry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,494,914

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,494,914

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,494,914

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 59804T407	13D

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock (the “Shares”) of Midstates Petroleum Company, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 321 South Boston Avenue, Suite 1000, Tulsa, Oklahoma 74103.

Item 2. Identity and Background.

(a) The persons filing this Schedule 13D are: (i) Avenue Energy Opportunities Fund, L.P., a Delaware limited partnership (the “Fund”); (ii) Avenue Capital Management II, L.P., a Delaware limited partnership; (iii) Avenue Capital Management II GenPar, LLC, a Delaware limited liability company; (iv) Avenue Energy Opportunities Partners, LLC, a Delaware limited liability company; (v) GL Energy Opportunities Partners, LLC, a Delaware limited liability company; and (vi) Marc Lasry, a United States citizen (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 399 Park Avenue, 6th Floor, New York, NY 10022.

(c) The Fund is an investment partnership.  Avenue Energy Opportunities Partners, LLC is the general partner of the Fund.  GL Energy Opportunities Partners, LLC is the managing member of Avenue Energy Opportunities Partners, LLC.  Avenue Capital Management II, L.P. is the investment adviser to the Fund.  Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member of GL Energy Opportunities Partners, LLC and Avenue Capital Management II GenPar, LLC.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.

(f) See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4).

Item 4. Purpose of Transaction.

As further described in the Issuer’s Form 8-K dated October 21, 2016, on September 28, 2016 the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) entered a Findings of Fact, Conclusions of Law, and Order Confirming Debtors’ First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and Midstates Petroleum Company LLC (its “Debtor Affiliate”), which approved and confirmed the First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliate as filed on the same date (the “Plan”).  The Plan became effective on October 21, 2016.  As part of the transactions contemplated by the Plan, the Fund received 3,949,914 Shares and $8,714,592.00 in cash in exchange for $90,777,000 principal amount of the Issuer’s 10.0% second lien senior secured notes due 2020, which were held by the Fund.

The Fund may buy, sell, short, hedge or enter into other transactions in the Shares.  The Fund reserves the right directly or indirectly to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of such securities, including Shares, or other factors.

The Reporting Persons intend to recommend that the Issuer hire advisers to review opportunities to maximize shareholder value, including (without limitation) changes to capital structure, utilization of significant assets, and/or possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, organizational documents, Board composition, governance, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer’s businesses or assets.  Without limiting the foregoing, such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with all or some of the following: the Issuer’s management, board of directors, other shareholders and/or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals referenced above.  The Reporting Persons intend to have such discussions to enhance shareholder value. The Reporting Persons may exchange information with the Issuer and any of the above-referenced parties pursuant to appropriate confidentiality or similar agreements.  The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of Shares to which this Schedule 13D relates is 3,494,914.  Such aggregate number of Shares represents 13.9% of the common stock of the Issuer.  The percentage reported in this Schedule 13D is calculated based upon 25,065,009 shares of common stock reported to be outstanding as of August 3, 2017 in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 9, 2017.

(b) The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of 3,494,914 Shares.

(c) As further described in the Issuer’s Form 8-K dated October 21, 2016, on September 28, 2016 the Bankruptcy Court entered a Findings of Fact, Conclusions of Law, and Order Confirming Debtors’ First Amended Joint Chapter 11 Plan of Reorganization of the Issuer and its Debtor Affiliate, which approved and confirmed the Plan.  The Plan became effective on October 21, 2016.  As part of the transactions contemplated by the Plan, the Fund received 3,949,914 Shares and $8,714,592.00 in cash in exchange for $90,777,000 principal amount of the Issuer’s 10.0% second lien senior secured notes due 2020, which were held by the Fund.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On October 21, 2016, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the Fund and certain other pre-emergence creditors (collectively, the “Holders”).  The Registration Rights Agreement provides resale registration rights for the Holders’ Registrable Securities (as defined in the Registration Rights Agreement).

Pursuant to the Registration Rights Agreement, the Issuer is required to file a Shelf Registration Statement (as defined in the Registration Rights Agreement) with respect to the Registrable Securities within 90 days of emergence.  The Issuer is required to maintain the effectiveness of any such registration statement until the Registrable Securities covered by the registration statement are no longer Registrable Securities.  In addition, the Holders have customary demand, underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement.

The foregoing description is qualified in its entirety by reference to the full text of the referenced agreement, which is filed as Exhibit No. 10.1 to the Issuer’s Form 8-A.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of this statement and any amendments hereto, a copy of which is filed as Exhibit 99.1 hereto.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 10.1	Registration Rights Agreement dated October 21, 2016 by and among the Issuer and the Holders (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-A).

Exhibit 24.1	Power of Attorney for Marc Lasry dated February 11, 2010.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated November 14, 2017.

CUSIP No. 59804T407	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2017

AVENUE ENERGY OPPORTUNITIES FUND, L.P.

By: Avenue Energy Opportunities Partners, LLC, its general partner

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II GenPar, LLC, its general partner

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

AVENUE ENERGY OPPORTUNITIES PARTNERS, LLC

By: GL Energy Opportunities Partners, LLC, its managing member

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

CUSIP No. 59804T407	13D

GL ENERGY OPPORTUNITIES PARTNERS, LLC

By:	/s/ Eric Ross as attorney-in-fact
Name:	Marc Lasry
Title:	Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact

Exhibit Index

Exhibit No.	Description

Exhibit 24.1	Power of Attorney of Marc Lasry, dated February 11, 2010.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons dated November 14, 2017.